February 9, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed with regard to Alger Family of Funds

Ladies and Gentlemen:

On behalf of The Alger Portfolios (811-05550), The Alger Funds (811-1355), The Alger Funds II (811-1743) and The Alger Institutional Funds (811-7986) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached please find copies of the stipulation of discontinuance dismissing the matter Alger et al. vs. Impulse Dynamic et al. (Case No. 654908/2023).

If you have any questions regarding this submission, please contact me at 212.806.8838 or tpayne@alger.com.

Sincerely,

/s/ Tina Payne

Tina Payne

Chief Legal Officer and Secretary

Alger Family of Funds

Attachments

The Alger Family of Funds

100 Pearl Street, 27th Floor, New York, NY 10004 • www.alger.com

FILED: NEW YORK COUNTY CLERK 02/06/2024 04:52 PM	INDEX NO. 654908/2023

NYSCEF DOC. NO. 92	RECEIVED NYSCEF: 02/06/2024

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

FRED ALGER MANAGEMENT, LLC; ALGER 35 FUND; ALGER DYNAMIC RETURN FUND; ALGER HEALTH SCIENCES FUND; ALGER DYNAMIC OPPORTUNITIES FUND; ALGER LIFE SCIENCES INNOVATION FUND; ALGER SICAV – ALGER DYNAMIC OPPORTUNITIES FUND; ALGER SICAV – ALGER SMALL CAP FOCUS FUND; ALGER SICAV – ALGER WEATHERBIE SPECIALIZED GROWTH FUND; ALGER SMALL CAP FOCUS FUND; ALGER SMALL CAP GROWTH FUND; ALGER SMALL CAP GROWTH INSTITUTIONAL FUND; ALGER SMALL CAP GROWTH PORTFOLIO; ALGER WEATHERBIE SPECIALIZED GROWTH FUND; REDMILE GROUP, LLC; RAF, L.P.; REDMILE BIOPHARMA INVESTMENTS III, L.P.; and REDMILE STRATEGIC TRADING SUB, LTD.;

Index No. 654908/2023 Hon. Margaret A. Chan Part 49 STIPULATION OF DISCONTINUANCE

Plaintiffs,
v.

IMPULSE DYNAMICS PLC; SHLOMO BEN-HAIM; HERON HO; RAY YANG; JAMES TOBIN; JOSEPH CAPPER; DANIEL SCAVILLA; ANTONY OWERS; SHLOMI NACHMAN; JOHN LIDDICOAT; HOBART HEALTHCARE INVESTMENT LIMITED; IMPULSE DYNAMICS BV; TEODORO 29 CORP; CLIFORD INVESTMENT LIMITED; CSI CAPRICORNUS LIMITED; WARMLIGHT LIMITED; and RIGHT DIRECT INVESTMENTS LIMITED;

Defendants.

IT IS HEREBY STIPULATED AND AGREED, by and through the undersigned attorneys for the respective parties hereto, that all claims asserted in the above-captioned action are hereby dismissed, and this action is hereby discontinued, with prejudice and with each party bearing its own costs and attorney’s fees.

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FILED: NEW YORK COUNTY CLERK 02/06/2024 04:52 PM	INDEX NO. 654908/2023

NYSCEF DOC. NO. 92	RECEIVED NYSCEF: 02/06/2024

Dated: February 6, 2024

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP			CLARICK GUERON REISBAUM LLP

By:	/s/ Robert A. Fumerton	By:	/s/ Isaac B. Zaur
	Robert A. Fumerton		Isaac B. Zaur
	One Manhattan West		David C. Kimball-Stanley
	New York, NY 10001		Nora Niedzielski-Eichner
	Phone: (212) 735-3000		220 Fifth Avenue, 14th Floor
	robert.fumerton@skadden.com		New York, NY 10001
Phone: (212) 633-4310

Attorneys for Defendant Impulse Dynamics plc			ROLNICK KRAMER SADIGHI LLP

		By:	/s/ Jeffrey Ritholtz
Marc B. Kramer
Steven M. Hecht
Jeffrey Ritholtz
1251 Avenue of the Americas
New York, NY 10020
Phone: (212) 597-2800

Attorneys for Plaintiffs

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